Exhibit 99.1

October 13, 2021

SSR MINING Issues Correction To Third Quarter 2021 Financial Results Release Date

DENVER - SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) (“SSR Mining”) announces a correction to the date for its third quarter 2021 consolidated financial results news release and conference call. Third quarter financials will be released before market open on November 3rd, 2021, a day earlier than previously announced.

•	Conference call and webcast: Wednesday, November 3, 2021, at 5:00 pm EDT.
	Toll-free in U.S. and Canada:	+1 (800) 319-4610
	All other callers:	+1 (604) 638-5340
Webcast: http://ir.ssrmining.com/investors/events
•	The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:
	Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 7713
	All other callers:	+1 (412) 317-0088, replay code 7713

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Alex Hunchak, Director, Corporate Development and Investor Relations

SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (416) 306-5789

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.